EXHIBIT 99.1

SNDL to Report Third Quarter 2026 Financial Results on October 27, 2026

EDMONTON, Alberta, Oct. 14, 2026 (GLOBE NEWSWIRE) -- SNDL Inc. (NASDAQ: SNDL, CSE: SNDL) ("SNDL") announced today that it will release its third quarter 2026 financial results for the period ended September 30, 2026, before markets open on Tuesday, October 27, 2026.

Following the release of its third quarter results, SNDL will host a conference call and webcast at 10:00 a.m. EDT (8:00 a.m. MDT) on October 27, 2026.

WEBCAST ACCESS

To access the live webcast of the call, please visit the following link:

https://edge.media-server.com/mmc/p/wcotys5n

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds and Spiritleaf. With products available in licensed cannabis retail locations nationally, SNDL’s consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com

For more information:
Tomas Bottger
Investor Relations, SNDL Inc.
O: 1.587.327.2017
E: investors@sndl.com